UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                         CSG SYSTEMS INTERNATIONAL, INC.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    12634109
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                                 (CUSIP Number)


                                October 30, 2000
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             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   ---
                  /  /     Rule 13d-1(b)
                  ---
                   ---
                  /  /     Rule 13d-1(c)
                  ---
                   ---
                  /  /     Rule 13d-1(d)
                  ---

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12634109                                             Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AT&T Corp.              I.R.S. Identification No.  13-4924710
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                        NOT APPLICABLE
               (a)
               (b)
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3      SEC USE ONLY
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4      CITIZENSHIP OR PLACE OF ORGANIZATION

                        New York
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                        5     SOLE VOTING POWER                       2,000,000*
     NUMBER OF SHARES                            -------------------------------
    BENEFICIALLY OWNED  6     SHARED VOTING POWER                              0
    BY EACH REPORTING                            -------------------------------
       PERSON WITH      7      SOLE DISPOSITIVE POWER                 2,000,000*
                                                 -------------------------------
                        8      SHARED DISPOSITIVE POWER                        0
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      2,000,000*
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            3.8%
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12     TYPE OF REPORTING PERSON
                                                                              CO
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
                                                               Page 3 of 5 Pages

*Pursuant to that certain Warrant Exercise and Stock Purchase Agreement dated October 30, 2000, AT&T exercised, in part, one warrant for 1,000,000 shares of Common Stock for an aggregate purchase price of $12,000,000, and on the same date, sold those 1,000,000 shares back to Issuer at a price per share based on fair market value. The remaining 2,000,000 shares are issuable upon exercise of the two warrants held by AT&T Corp., each for up to 1,000,000 shares of Common Stock.

Item 1(a) Name of Issuer:

         CSG Systems International, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         7887 East Belleview, Suite 1000, Englewood, Colorado 80111

Item 2(a) Name of Person Filing:

         AT&T Corp.

Item 2(b) Address of Principal Business Office or, if none,
         Residence:

         32 Avenue of the Americas, New York, New York 10013-2412

Item 2(c) Citizenship:

         New York

Item 2(d) Title of Class of Securities:

         Common Stock, $0.01 par value

Item 2(e) CUSIP Number:

         12634109

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not Applicable

                                                               Page 4 of 5 Pages

Item 4.  Ownership.

         (a)      Amount Beneficially Owned:                  2,000,000 (1)

         (b)      Percent of Class:                           3.8%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 2,000,000 (1)

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition
                        of: 2,000,000  (1)

                  (iv) shared power to dispose or to direct the disposition of: 0

(1) Includes 2,000,000 shares of Common Stock that are issuable upon exercise of two warrants (for up to 1,000,000 shares of Common Stock each), both having an exercise price of $12.00 per share and both of which are currently exercisable.

Item 5.  Ownership of Five Percent or Less of a Class.

         X

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the
         Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below, the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  November  8, 2000

                                            AT&T Corp.


                                            /s/  Robert S. Feit
                                            --------------------------------
                                            By:  Robert S. Feit
                                                 Assistant Secretary